UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Famous Dave’s of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30768 10 6

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30768 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David W. Anderson and Kathryn W. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 517,600*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 517,600*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 517,600*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 4.88%**

12.	Type of Reporting Person (See Instructions) IN

*      Represents securities owned by the reporting persons as of March 17, 2006. Includes 17,600 shares owned by Grand Pines Resorts, Inc., a corporation wholly-owned by the reporting persons,  4,500 of which are subject to options (obligations to sell) granted to employees of Grand Pines Resorts, Inc.

**   Based on 10,606,543 shares of the Registrant’s common stock outstanding as of March 13, 2006 as disclosed in the Registrant’s most recent Form 10-K.

Item 1.
	(a)	Name of Issuer Famous Dave’s of America, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8091 Wallace Road, Eden Prairie, Minnesota 55344

Item 2.
	(a)	Name of Person Filing David W. Anderson and Kathryn W. Anderson
	(b)	Address of Principal Business Office or, if none, Residence 7016 Antrim Road, Edina, Minnesota 55439
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.01 par value.
	(e)	CUSIP Number 30768 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 517,600
(b) Percent of class: 4.88%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 517,600
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 517,600

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2006	Date: March 20, 2006
/s/ David W. Anderson	/s/ Kathryn W. Anderson
David W. Anderson	Kathryn W. Anderson

INSERT A

AGREEMENT

TO JOINTLY FILE SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Famous Dave’s of America, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: March 20, 2006	Date: March 20, 2006
/s/ David W. Anderson	/s/ Kathryn W. Anderson
David W. Anderson	Kathryn W. Anderson